Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: JANUARY 2006

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: January 9, 2006	/s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel and Corporate Secretary

Exhibit Index

Exhibit

Description of Exhibit

1

News Release – Update on Fire at Petro-Canada Lubricant Facility

Exhibit 1

For Immediate Release

January 9, 2006

Update on Fire at Petro-Canada Lubricants Facility

Petro-Canada (TSX: PCA, NYSE: PCZ) Mississauga, Ontario –  At approximately 12:30pm EST on Saturday January 7, 2006 a fire occurred in the White Oils unit of the Petro-Canada Lubricants Plant, which is located at 385 Southdown Road in Mississauga, Ontario.

Petro-Canada immediately activated its local emergency response team, which received assistance from local emergency responders including the Mississauga Fire and Emergency Services and the Peel Regional Police.

At the time of the incident, all employees were accounted for. Two employees were assessed for the effects of possible smoke inhalation but did not require any further medical treatment. The fire was quickly brought under control.

“Our number one priority is always the health and safety of our employees and the public,” said Randy Koenig, Vice President, Lubricants. “We appreciate the quick and effective response from local emergency officials who were on site to assist our own highly skilled fire crews.”

At this time, the cause of the fire is not known and there is no estimate of the extent of damage.  An investigation was begun as soon as the situation allowed.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media & general inquiries:
Michael Southern
Corporate Communications
Petro-Canada (Mississauga)
Tel: (905) 804-5986

LEGAL NOTICE – FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include references to the expected close date and the use of proceeds of the offering. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; fluctuation in interest rates and foreign currency exchange rates; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.